Filed by Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

Commission File No. 333-185483

PROXY LITE MESSAGE:

Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

“Hello, this is Joe Harvey, President and Acting Chief Executive Officer of Cohen & Steers and Director of Cohen & Steers MLP Income and Energy Opportunity Fund, calling you with an important message concerning your investment with MLP Income and Energy Opportunity Fund. You should have received proxy material electronically or in the mail concerning the special meeting of stockholders to be held on May 27, 2021.

Your vote is very important. Based on an assessment of a variety of factors, including the challenging fundamental and market environment that closed-end MLP funds have faced for the last several years, as well as a review of potential alternatives, a vote in favor of the liquidation and dissolution of MLP Income and Energy Opportunity Fund would benefit stockholders of the Fund.

The Board of Directors has recommended a vote FOR the proposal and we need your vote.

Let your voice be heard by casting your vote today. You may vote your shares now by pressing 1 at any time to be immediately connected with a proxy voting specialist. You may also reach us by calling our toll-free number at 855-200-8122 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern time. Voting takes just a few moments and will benefit all stockholders.

Thank you for your time and vote – have a great day.

The proxy materials sent to you contain important information regarding the proposal that you and other stockholders are being asked to consider. Please read the materials carefully. Copies of the Proxy and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy and other documents filed with the SEC can be obtained by visiting the Fund’s website at www.cohenandsteers.com or by calling 866 227 0757.